SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                              Engelhard Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    292845104
                                 (CUSIP Number)


                                    N. Jordan
                                    Secretary
                                     Minorco
                                Boite Postale 185
                             L-2011 Luxembourg City
                                   Luxembourg
                           Telephone: 011-352-404-1101


                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  March 2, 1999
             (Date of Event which Requires Filing of this Statement)

                            ------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

MINORCO


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)        WC, OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Luxembourg


Number of         (7)   Sole Voting Power By Subsidiary 45,967,680 Common Shares
Shares
Beneficially      (8)   Shared Voting Power
Owned by
Each              (9)   Sole Dispositive Power By Subsidiary 45,967,680 Common
Reporting               Shares
Person With      (10)   Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 45,967,680 Common Shares

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)      32.1%

(14)     Type of Reporting Person (See Instructions)    CO

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                               TAURUS INVESTMENTS S.A.

(2       Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)    WC, OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization  Luxembourg


Number of           (7)     Sole Voting Power  45,967,680 Common Shares
Shares
Beneficially        (8)     Shared Voting Power
Owned by
Each                (9)     Sole Dispositive Power  45,967,680 Common Shares
Reporting
Person With        (10)     Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 45,967,680 Common Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)  32.1%

(14)     Type of Reporting Person (See Instructions)   CO

Item 1.  Security and Issuer.

                  This Amendment No. 9 to the Schedule 13D, dated June 8, 1981, of Minerals and Resources Corporation (as amended by Amendments Nos.1 through 8, the "Schedule 13D"), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to shares of Common Stock, $1.00 par value, of Engelhard Corporation, whose address is 100 Wood Avenue, Iselin, New Jersey 08830 ("EC").

Item 2.  Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  The capital stock of Minorco is owned in part as follows: approximately 45.6%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("AAC" or "Anglo American"), which is a publicly held mining and finance company, and approximately 22.5%, directly or through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company. Approximately 37.9% of the capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly held diamond mining and investment company. Approximately 29.8% of the capital stock of Centenary and approximately 33.5% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American. De Beers owns approximately 10.9% of Centenary. The address of the principal business and principal office of AAC is 44 Main Street, Johannesburg, South Africa. The address of the principal business and principal office of Centenary is Langensandstrasse, CH 6000, Lucerne, Switzerland. The address of the principal business and principal office of De Beers is 36 Stockdale Street, Kimberley 8301, South Africa.

                  Mr. Nicholas F. Oppenheimer, deputy chairman and a director of AAC, chairman of Centenary and De Beers and a director of Minorco, and Mr. Henry
R. Slack, chief executive and a director of Minorco, and a director of EC and AAC, have indirect partial interests in approximately 9% of the outstanding shares of AAC, and approximately 6% of the outstanding shares of Minorco.

                  The names of the directors and executive officers of Minorco, Taurus, AAC, De Beers and Centenary are set forth in Annex A.

                  The citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of Minorco, Taurus, AAC, De Beers and Centenary are set forth in Annex A.

                  During the last five years, neither (1) any of Minorco, Taurus, AAC, De Beers or Centenary nor (2) to the best of Minorco's and Taurus' knowledge, any of the directors or executive officers of Minorco, Taurus, AAC, De Beers or Centenary has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither (1) any of Minorco, Taurus, AAC, De Beers or Centenary nor (2) to the best of Minorco's and Taurus' knowledge, any of the directors or executive officers of Minorco, Taurus, AAC, De Beers or Centenary was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation of such laws."

                  Item 2 is further amended by deleting Annex A in its entirety and substituting in its place Annex A to this Amendment No. 9.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to Rule 13d-2(c) of the Act, Item 3 is not being amended pursuant to this Amendment No. 9.

Item 4.  Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "EC and Minorco have announced that they have entered into a Stock Purchase and Registration Rights Agreement dated March 2, 1999 (the "Purchase Agreement"), a copy of which is attached as Exhibit C, pursuant to which Minorco intends to dispose of its 45,967,680 shares of EC common stock.

                  EC has agreed to purchase from Minorco a minimum of 17,943,680 shares of common stock of EC held by Minorco at a price equal to the lower of $18.90 per share and the price per share in the Offering described below multiplied by 0.96. In addition, EC will make certain cash payments to Minorco in consideration for certain options and bonus shares granted to executives of Minorco who serve on the board of EC. EC has also agreed to support with its best efforts the sale of 26,000,000 shares of EC common stock owned by Minorco through an underwritten public secondary offering. The Offering is expected to be completed by the middle of April, 1999. In the Offering, the underwriters will have an over-allotment option to sell an additional 2,000,000 shares of EC common stock. Any of such 2,000,000 shares not sold by the underwriters pursuant to the over-allotment option will be purchased by EC. Minorco will pay EC $40,000,000 in respect of direct and indirect expenses in connection with the transactions contemplated by the Purchase Agreement. EC and Minorco have agreed to provide to each other customary indemnification with respect to the Offer.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "(a) Except as referred to in Item 2 hereof and as set forth below, neither Minorco, Taurus, AAC, De Beers or Centenary nor, to the best of Minorco's and Taurus' knowledge, any of the executive officers or directors of Minorco, Taurus, AAC, De Beers or Centenary, owns beneficially, or has any right to acquire, directly or indirectly, any shares of the common stock of EC:

         Name of Person             No. of Shares
         -------------------        ----------------
         Henry R. Slack             2,530(1)*
         Anthony W. Lea             750(2)*
         C.A. Crocker               1,125*

--------------
*  Indicates less than 1% of the outstanding shares.

(1) Excludes 7,593 shares of common stock of EC awarded under EC's stock bonus plan for non-employee directors and options to acquire 4,500 shares of EC, each of which have been ceded to Minorco.

(2) Excludes 7,593 shares of common stock of EC awarded under EC's stock bonus plan for non-employee directors and options to acquire 4,500 shares of EC, each of which have been ceded to Minorco, of which 3,796 are unvested.

                  As of the date hereof, Taurus beneficially owns 45,967,680 shares of common stock of EC, which includes the shares of common stock of EC that Messrs. Slack and Lea have the right to acquire that have been ceded to Minorco, and, represent 32.1% of the total number of outstanding shares of that class, based upon the number of outstanding shares of common stock as of October 30, 1998 as reported in the Form 10-Q of EC for the quarterly period ended September 30, 1998.

                  (b) All of the shares of EC owned by Minorco are held through Taurus, or have been ceded to Minorco, Minorco has sole voting and dispositive power with respect to the shares of EC. Messrs. Slack and Lea each have sole voting and dispositive power with respect to the 2,530 and 750 shares held by them respectively.

                  (c) Except as referred to in Item 8, there has been no transaction effected in any of the shares of EC during the last 60 days by Minorco, Taurus, AAC, De Beers or Centenary or, to the best knowledge of Minorco and Taurus, by the executive officers or directors of any of the above.

                  (d) Not applicable.

                  (e) Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  To effect the transactions referred to in Item 4, Minorco and EC have entered into a definitive Stock Purchase and Registration Rights Agreement, dated as of March 2, 1999, and attached Exhibit C. A copy of Minorco's press release announcing the transactions described in Item 4 is at Exhibit D.

                  "None"

Item 7.  Material to Be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

                  Exhibit C      Stock Purchase and Registration Rights
                                 Agreement, dated March 2, 1999.
                  Exhibit D      Press Release issued by Minorco,
                                 dated March 2, 1999.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     MINORCO


                                     By: /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary


                                     TAURUS INVESTMENTS S.A.


                                     By: /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary


Date: March 2, 1999

                                     Annex A


I. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:


Name:                               J. Ogilvie Thompson (Director and Chairman)
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001,
                                    Republic of South Africa

Principal Occupation:               Chairman of Minorco, Deputy Chairman of De
                                    Beers & Centenary, Executive Director &
                                    Chairman of AAC, Director of Anglo American
                                    Gold Investment Company Limited ("Amgold")
                                    (gold investment company); Non-Executive
                                    Director, AngloGold Ltd ("AngloGold") (a public gold company)

Name:                               J. R. de Aragao Bozano (Director)
Citizenship:                        Brazilian
Business Address:                   Banco Bozano Simonsen S. A., 138
                                    Avenida Rio Branco, Rio de Janeiro, Brazil
Principal Occupation:               Chairman of the Board, Banco Bozano Simonsen
                                    de Investimento S. A. (Merchant bank) and
                                    Chairman of the Board, Cia. Bozano Simonsen
                                    Comercio e Industria S. A. (Commercial Bank)

Name:                               A.R. Attwood (Treasurer)
Citizenship:                        British
Business Address:                   9 rue Sainte Zithe
                                    L-2763 Luxembourg City, Luxembourg
Principal Occupation:               Treasurer, Minorco

Name:                               O. A. Bavinton (Senior Vice President,
                                    Exploration)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  ECIN 2PQ
Principal Occupation:               Vice President, Exploration, Minorco

Name:                               Edward G. Beimfohr (Director)
Citizenship:                        United States of America
Business Address:                   320 Park Avenue

                                    New York, New York 10022-6815
Principal Occupation:               Partner, Lane & Mittendorf (Law Firm)

Name:                               P. C. D. Burnell (Executive Director)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Executive Director, Minorco

Name:                               T.H. Claiborne (Vice President)
Citizenship:                        United States
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Vice President & Secretary to the London
                                    Executive

Name:                               C.B. Corrin (Senior Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President, Minorco

Name:                               C. A. Crocker (Director)
Citizenship:                        United States of America
Business Address:                   Georgetown University
                                    School of Foreign Service
                                    Intercultural Centre, Room 813
                                    Washington D.C. 20057
Principal Occupation:               Research Professor of Diplomacy

Name:                               Viscount Etienne Davignon (Director)
Citizenship:                        Belgian
Business Address:                   30 Rue Royale, B-1000
                                    Brussels, Belgium
Principal Occupation:               Chairman, Societe Generale de Belgique
                                    (Bank)

Name:                               J.M.N. Evans (Executive Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Executive Vice President - Technical,
                                    Minorco

Name:                               K.R. Farrell (Controller)
Citizenship:                        British
Business Address:                   9 rue Sainte Zithe

                                    L-2763 Luxembourg City, Luxembourg
Principal Occupation:               Controller, Minorco

Name:                               David E. Fisher (Executive Director)
Citizenship:                        British
Business Address:                   Boite Postale 185
                                    L-2011 Luxembourg City, Luxembourg
Principal Occupation:               Finance Director, Minorco; Director,
                                    Terra Industries Inc.

Name:                               M.J. Gordon (Executive Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Executive Vice President - Head of Strategic
                                    Planning and Special Projects, Minorco

Name:                               F. K. J. Jackson (Senior Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President, Minorco

Name:                               N. Jordan (Secretary)
Citizenship:                        British
Business Address:                   9 rue Sainte Zithe
                                    L-2763 Luxembourg City, Luxembourg
Principal Occupation:               Secretary, Minorco

Name:                               B.L. Keisler (Senior Vice President)
Citizenship:                        United States
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President, General Counsel
                                    and Head of Legal Services, Minorco

Name:                               M. W. King (Director)
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg,  2001
                                    Republic of South Africa
Principal Occupation:               Executive Director and Deputy Chairman,
                                    Director and Finance Division Head, AAC;
                                    Non-Executive Director, AngloGold

Name:                               Anthony W. Lea (Executive Director)
Citizenship:                        South African

Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Executive Director, Minorco;
                                    Director, AAC;
                                    Director, Terra Industries Inc.;
                                    Director, Engelhard Corporation

Name:                               J. E. Oppenheimer (Director)
Citizenship:                        German & Brazilian
Business Address:                   Av Pedro de Valdivia 295
                                    Santiago, Chile
Principal Occupation:               President, Minorco Argentina and Director of
                                    Empresa Minera de Mantos Blancos S.A.
                                    (Producer of copper & silver)

Name:                               N. F. Oppenheimer (Director)
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001
                                    Republic of South Africa
Principal Occupation:               Director and Chairman, De Beers, Centenary,
                                    Deputy Chairman and Director, AAC, Chairman,
                                    Amgold; Non-Executive Chairman, AngloGold

Name:                               C. E. Ritchie (Director)
Citizenship:                        Canadian
Business Address:                   44 King Street West
                                    Toronto, Ontario  M5H 1E2
Principal Occupation:               Former Chairman & CEO, Bank of Nova Scotia
                                    (Commercial bank)

Name:                               R.S. Robertson (Senior Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President and Managing Director
                                    Industrial Minerals Division, Minorco

Name:                               H-J. Schreiber (Director)
Citizenship:                        German
Business Address:                   Bestor Investers Ltd.
                                    10, Collyer Quay
                                    11-01, Ocean Bldg.
                                    Singapore 0104
Principal Occupation:               Chairman, Bestor Investers Pte. Ltd.
                                    (Consulting firm)

Name:                               Henry R. Slack (President and Chief
                                    Executive)
Citizenship:                        United States of America
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               President and Chief Executive, Minorco;
                                    Director, Terra Industries Inc.;
                                    Director, Engelhard Corporation

Name:                               H.F. Torkington (Vice President)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Vice President & Deputy Head of
                                    Corporate Finance, Minorco

Name:                               A. J. Trahar (Director)
Citizenship:                        South African
Business Address:                   44 Main Street, Johannesburg, 2001,
                                    Republic of South Africa
Principal Occupation:               Executive Director, AAC;
                                    Director and Deputy Chairman, Anglo American
                                    Industrial Corporation ("Amic");
                                    Executive Chairman, Mondi Limited
                                    (Paper manufacturer)

Name:                               D.A. Turner (Senior Vice President)
Citizenship:                        British
Business Address:                   9, rue Sainte Zithe
                                    L-2763 Luxembourg
Principal Occupation:               Senior Vice President - Finance, Minorco

Name:                               N.K. Von Schirnding (Vice President,
                                    Investor & Corporate Affairs)
Citizenship:                        South African
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Vice President, Investor & Corporate
                                    Affairs, Minorco

Name:                               T.C.A. Wadeson (Director)
Citizenship:                        British
Business Address:                   44 Main Street, Johannesburg, 2001,
                                    Republic of South Africa
Principal Occupation:               Executive Director & Group Technical
                                    Director, AAC; Non-Executive Director,
                                    AngloGold

Name:                               P.G. Whitcutt (Senior Vice President)
Citizenship:                        South African
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Senior Vice President & Head of Corporate
                                    Finance, Minorco

Name:                               P.S. Wilmot-Sitwell (Director)
Citizenship:                        British
Business Address:                   40 Holborn Viaduct
                                    London, England  EC1N 2PQ
Principal Occupation:               Chairman, Mercury World Mining Trust

Name:                               J.B. Winter (Director)
Citizenship:                        United States of America
Business Address:                   10 Winding Lane
                                    Orinda, CA  94563
Principal Occupation:               Retired - formerly Chief Executive Officer
                                    of Magma Copper & BHP Copper

Name:                               G. S. Young (Executive Director)
Citizenship:                        South African
Business Address:                   Praca de Republica, 497-8 andar,
                                    01045 - Sao Paulo - SP, Brazil
Principal Occupation:               Executive Director, Minorco


II. The following table sets forth certain information concerning each of the Directors and Officers of Taurus Investments.

The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                 (Director)                                 SECTION I
A.W. LEA                    (Director)                                 SECTION I
N. JORDAN                   (Director)                                 SECTION I
D.A. TURNER                 (Director)                                 SECTION I


III. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P.C.D. BURNELL                 (Director)                              SECTION I
M.W. KING                      (Executive Director)                    SECTION I
A.W. LEA                       (Director)                              SECTION I
N.F. OPPENHEIMER               (Deputy Chairman and Director)          SECTION I
R. S. ROBERTSON                (Alternate Director)                    SECTION I
H. R. SLACK                    (Director)                              SECTION I
J. OGILVIE THOMPSON            (Chairman and Executive Director)       SECTION I
A.J. TRAHAR                    (Director)                              SECTION I
T. C. A. WADESON               (Group Technical Director)              SECTION I
G. S. YOUNG                    (Executive Director)                    SECTION I


Name:                          P.R.N. Arthur (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001,
                               Republic of South Africa
Principal Occupation:          Alternate Director and General Counsel, AAC

Name:                          P.A. Armstrong (Secretary)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Secretary, AAC

Name:                          P. M. Baum (Executive Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001

                               Republic of South Africa
Principal Occupation:          Executive Director, AAC;
                               Chief Executive, Anglo American Corporation
                               Services Limited (Services Company)

Name:                          L. Boyd (Executive Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Deputy Chairman, AAC;
                               Director and Chairman, Amic

Name:                          W.F. Bragg (Alternate Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Finance Manager, Corporate
                               & International Finance Department, AAC

Name:                          H. M. Brown (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Consulting Engineer, AAC

Name:                          C.J. Buys
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Senior Economic
                               Consultant, AAC

Name:                          A. H. Calver (Executive Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Group Deputy Technical Director, Engineering, AAC

Name:                          Dr. J. W. Campbell (Executive Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director, AAC;
                               Managing Director, De Beers Industrial Diamond
                               Division (Pty) Limited (Diamond trading company);

                               Director and Chairman, Anglo American Coal
                               Corporation Limited ("Amcoal"); Director, De
                               Beers & Centenary; Non-Executive Director,
                               AngloGold

Name:                          R.V. Danchin (Executive Director)
Citizenship:                   Australian
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director, Group Deputy Technical
                               Director, Geology and Chairman, New Mining
                               Business Division, AAC

Name:                          B.E. Davison (Director)
Citizenship:                   South African
Business Address:              28 Harrison Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, AAC;
                               Managing Director, Anglo American Platinum
                               Corporation Limited (Platinum investment company)

Name:                          A.D. Deuchar (Executive Director)
Citizenship:                   Australian
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Group Deputy Technical
                               Director Metallurgy, AAC

Name:                          J.F. Drysdale (Alternate Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director, AAC

Name:                          C.T. Elphick (Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, AAC;
                               Director, E. Oppenheimer & Son (Pty) Ltd
                               (Investment holding company)

Name:                          D.M.L. Farrv (Assistant Secretary)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001

                               Republic of South Africa
Principal Occupation:          Assistant Secretary, AAC

Name:                          D.G.K. Fish (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Finance Director, New
                               Mining Business Division, AAC

Name:                          R.M. Godsell (Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Chief Executive, AngloGold

Name:                          M.J. Henrey (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director & Director, E. Oppenheimer and
                               Son (Pty) Limited (Investment holding firm)

Name:                          G.M. Holford (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director & Finance Manager, Financial
                               Management and Consulting Services, AAC

Name:                          J.A. Holmes (Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, AAC

Name:                          K.M. Hosking (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director, AAC;
                               Managing Director, Anglo American Farms Limited
                               (Farming company)

Name:                          J.C.L. Keswick (Director)
Citizenship:                   United Kingdom
Business Address:              41 Tower Hill
                               London EC3N 4HA, England
Principal Occupation:          Director, AAC;
                               Chairman, Hambros Bank Limited;
                               Director, De Beers and Centenary

Name:                          M.G. Khumalo (Director)
Citizenship:                   South African
Business Address:              Consolidated Building, Fox Street
                               Johannesburg 2001, South Africa
Principal Occupation:          Director, AAC

Name:                          G.G.L. Leissner (Alternate Director)
Citizenship:                   South African
Business Address:              First Floor, 11 Diagonal Street
                               Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director, AAC;
                               Managing Director, Anglo American Property
                               Services (Proprietary) Limited (Property development and administration company);
                               Director and Chairman, Anglo American Properties
                               Limited (Property investment company)

Name:                          R.H. Lloyd (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Manager Human Resources,
                               AAC

Name:                          N. Mayer (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Group Deputy Technical
                               Director, Projects, AAC

Name:                          R.G. Mills (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Group Deputy Technical
                               Director - Mining, AAC

Name:                          K.K. Mpinga (Alternate Director)
Citizenship:                   Democratic Republic of Congo
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Manager, New Business -
                               New Mining Business Division, AAC

Name:                          W.A. Nairn (Executive Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Executive Director, AAC

Name:                          G.R. Pardoe (Executive Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director responsible for financial
                               control, AAC; Director, Anglo American Platinum
                               Corporation Limited ("Amplats");
                               Director, The Southern Life Association Limited
                               (life insurance)

Name:                          G.M. Ralfe (Director)
Citizenship:                   South African
Business Address:              17 Charterhouse Street
                               London EC1N 6RA England
Principal Occupation:          Managing Director, De Beers and Centenary.

Name:                          M.C. Ramaphosa (Director)
Citizenship:                   South African
Business Address:              Fulham House, Hampton Park, 20 Georgian Crescent,
                               Bryanston 2194, Republic of South Africa.
Principal Occupation:          Director, AAC;
                               Director & Deputy Executive Chairman, New Africa
                               Investments Limited (finance company);
                               Director & Chairman, Johnnies Industrial
                               Corporation Limited (investment company)

Name:                          A.E. Redman (Alternate Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg 2001

                               Republic of South Africa
Principal Occupation:          Alternate Director, AAC;
                               Director & Managing Director, Amcoal

Name:                          C.J. Saunders (Director)
Citizenship:                   South African
Business Address:              The Tongaat-Hulett Group Ltd., Main Avenue,
                               Maidstone, 4380, Republic of South Africa
Principal Occupation:          Executive Chairman, The Tongaat-Hulett Group
                               Limited (Industrial processing company);
                               Director, Amic

Name:                          M.W. Spicer (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Public Affairs Consultant,
                               AAC

Name:                          B.A. St. John
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Finance Manager, Corporate
                               and International Finance Department, AAC

Name:                          C.L. Sunter (Executive Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Executive Director and Chairman, Corporate
                               Affairs, AAC and Director, Amgold

Name:                          P.M. Weinmann (Group Accountant)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Group Accountant, AAC

Name:                          R.M. Whyte
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Consulting Engineer, AAC

Name:                          R.S. Wicks
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Senior Marketing Director;
                               Marketing Director, Coal Division, AAC

Name:                          K.H. Williams (Alternate Director)
Citizenship:                   South African
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, AAC and Executive Director, Amgold

Name:                          C.W.P. Yates (Alternate Director)
Citizenship:                   British
Business Address:              44 Main Street, Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Alternate Director and Finance Manager, Corporate
                               and International Finance Department, AAC


IV. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

N.F. OPPENHEIMER               (Director and Chairman)               SECTION I
J. OGILVIE THOMPSON            (Director and Deputy Chairman)        SECTION I
J.W. CAMPBELL                  (Director)                            SECTION III
R.M. CRAWFORD                  (Director)                            SECTION III
J.C.L. KESWICK                 (Director)                            SECTION III
G.M. RALFE                     (Director)                            SECTION III


Name:                          B. Ainsley (Director)
Citizenship:                   British
Business Address:              55 Marshall Street, Johannesburg 2001
                               Republic of South Africa
Principal Occupation:          Director & Manager - Operations, De Beers

Name:                          G.F.H. Burne (Director)
Citizenship:                   British
Business Address:              Suite 1508, 999 West Hastings Street
                               Vancouver, British Columbia V6C 2W2
                               Canada
Principal Occupation:          Director, De Beers Canada Corporation, Vancouver

Name:                          T.W.H. Capon (Director)
Citizenship:                   British
Business Address:              17 Charterhouse Street
                               London EC1N 6RA, England
Principal Occupation:          Member of the Executive Committee, The Central
                               Selling Organisation

Name:                          R.M. Crawford (Director)
Citizenship:                   South African
Business Address:              44 Main Street
                               Johannesburg, 2001
                               Republic of South Africa
Principal Occupation:          Director, De Beers

Name:                          G.P.K. Kell (Director)
Citizenship:                   South African
Business Address:              De Beers House
                               Cnr Amethyst St & Crownwood Rd.
                               Theta, Johannesburg 2013
                               Republic of South Africa
Principal Occupation:          Finance Director, De Beers

Name:                          L.A. Lincoln (Director)
Citizenship:                   South African
Business Address:              Langensandstrasse 27
                               CH 6000 Lucerne 14
                               Switzerland
Principal Occupation:          Director, De Beers and Centenary

Name:                          B. Marole (Director)
Citizenship:                   Motswana
Business Address:              Private Bag 0018, Gaborone
                               Botswana
Principal Occupation:          Permanent Secretary, Ministry of Mineral
                               Resources and Water Affairs, Botswana

Name:                          O.K. Matambo (Director)
Citizenship:                   Motswana
Business Address:              Private Bag 008, Gaborone
                               Botswana
Principal Occupation:          Permanent Secretary, Ministry of Finance and
                               Development Planning, Botswana

Name:                          A.E. Oppenheimer (Director)
Citizenship:                   British
Business Address:              17 Charterhouse Street
                               London EC1N 6RA
Principal Occupation:          President, The Central Selling Organisation

Name:                          J.P. Pudney (Director)
Citizenship:                   British
Business Address:              17 Charterhouse Street
                               London, England  EC1N 6RA
Principal Occupation:          Member of Executive Committee, The Central
                               Selling Organisation

Name:                          N.P. Wisden (Director)
Citizenship:                   British
Business Address:              17 Charterhouse Street, London, England EC1N 6RA
Principal Occupation:          Member of the Executive Committee, The Central
                               Selling Organisation


V. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex A, to which sections reference is hereby made:

N.F. OPPENHEIMER               (Director and Chairman)               SECTION I
J. OGILVIE THOMPSON            (Director and Deputy Chairman)        SECTION I
B. AINSLEY                     (Director)                            SECTION IV
G.F.H. BURNE                   (Director)                            SECTION IV
J.W. CAMPBELL                  (Director)                            SECTION III
T.W.H. CAPON                   (Director)                            SECTION IV

R.M. CRAWFORD                  (Director)                            SECTION IV
G.P.K. KELL                    (Director)                            SECTION IV
J.C.L. KESWICK                 (Director)                            SECTION III
L.A. LINCOLN                   (Director)                            SECTION IV
B. MAROLE                      (Director)                            SECTION IV
O.K. MATAMBO                   (Director)                            SECTION IV
A.E. OPPENHEIMER               (Director)                            SECTION IV
J.P. PUDNEY                    (Director)                            SECTION IV
G.M. RALFE                     (Director)                            SECTION III
G.W.H. RELLY                   (Director)                            SECTION IV
N.P. WISDEN                    (Director)                            SECTION IV


Name:                          L.G. Nchindo (Director)
Citizenship:                   Motswana
Business Address:              Debswana House, PO Box 329
                               Gaborone, Bostwana
Principal Occupation:          Managing Director of Debswana Diamond Company
                               (Proprietary) Limited

                                                                      Exhibit C


                     STOCK PURCHASE AND REGISTRATION RIGHTS
                                    AGREEMENT

                   This STOCK PURCHASE AND REGISTRATION RIGHTS AGREEMENT dated as of March 2, 1999 between ENGELHARD CORPORATION, a Delaware corporation (the "Company"), and MINORCO, a company organized under the laws of Luxembourg (the "Stockholder"),

                              W I T N E S S E T H:

                   WHEREAS, Stockholder through its wholly owned subsidiary Taurus Investments S.A. ("Taurus") currently holds 45,943,494 shares (the "Stockholder Shares") of common stock, par value $1.00 per share, of the Company (the "Common Stock") aggregating 31.8% of the voting power of the Common Stock;

                   WHEREAS, Messrs. Henry R. Slack and Anthony W. Lea, executive officers of the Stockholder who serve on the Board of Directors of the Company ("Stockholder Executives"), have been (i) granted stock options to purchase an aggregate of 9,000 shares of Common Stock pursuant to the Company's Directors Stock Option Plan (the "Options"), (ii) granted an aggregate of 11,389 shares of Common Stock pursuant to the Company's Stock Bonus Plan for Non-Executive Directors, which have tentatively vested (the "Bonus Shares"), and (iii) awarded deferred Common Stock units, subject to shareholder approval of the Company's Deferred Stock Plan for Non-employee Directors, which units will be settled by delivering an equivalent number of shares of Common Stock (the "Deferred Shares") following termination of service on the Board, provided shareholder approval is obtained;

                   WHEREAS, Stockholder has agreed to sell to the Company and the Company has agreed to purchase from Stockholder 17,943,494 shares of Common Stock and to make certain payments to Stockholder in respect of the Options, the Bonus Shares, and the Deferred Shares in full extinguishment and satisfaction of all rights of the Stockholder Executives and the Stockholder in such Options, Bonus Shares and Deferred Shares;

                   WHEREAS, the Company has agreed to file with the Commission (as herein defined) a registration statement on Form S-3 relating to 26,000,000 shares of Common Stock held by Stockholder, and to support the sale of such shares of Common Stock through an underwritten public offering as set forth herein (the "Offering");

               WHEREAS, as part of such Offering Stockholder has agreed to offer the several underwriters an option to purchase an additional 2,000,000 shares of Stockholder's Common Stock to cover any over-allotments (the "Over-Allotment Option");

               WHEREAS, the Company has agreed to purchase any of such 2,000,000 shares of Common Stock not sold pursuant to the Over-Allotment Option; and

               WHEREAS, Stockholder has agreed to compensate the Company for certain costs and expenses incurred and to be incurred by the Company in conjunction with the transactions contemplated herein.

               NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties heretofore agree as follows:


ARTICLE I

                                   DEFINITIONS


               SECTION 1.01. Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

               "Agreement" means this Agreement, as amended or supplemented from time to time in accordance with its terms.

               "Bonus Shares" has the meaning set forth in the Recitals.

               "Closing of the Offering" means the first purchase of shares of Common Stock by the Underwriters from the Stockholder pursuant to the Underwriting Agreement to be entered into in connection with the Offering.

               "Commission" means the Securities and Exchange Commission.

               "Common Stock" has the meaning set forth in the Recitals.

               "Company" has the meaning set forth in the Preamble.

               "Encumbrance" means security interest, mortgage, lien, charge, encumbrance on property, adverse claim or restriction of any kind.

               "Expense Payment" has the meaning set forth in Section 2.02.

               "First Closing" shall mean the closing of the transactions referred to in Section 2.01(a)(i) and shall occur contemporaneously with the Closing of the Offering.

               "First Closing Date" shall mean the date on which the First Closing occurs

               "1933 Act" means the Securities Act of 1933, as amended.

               "Offering" has the meaning set forth in the Recitals.

               "Officer's Certificate" means a certificate of the Company or Stockholder, as applicable, executed by the Chief Executive Officer, President, any Vice President, Treasurer or Controller of such entity.

               "Options" has the meaning set forth in the Recitals.

               "Over-Allotment Option" has the meaning set forth in the Recitals.

               "Person" means an individual, a partnership, a joint venture, a corporation, an association, a trust, or any other entity or organization.

               "Prospectus" has the meaning set forth in Section 3.01.

               "Registration Statement" has the meaning set forth in Section
3.01.

               "Second Closing" shall mean the closing of the transaction referred to in Section 2.01(a)(ii) and shall occur on the business day immediately following the earlier of (i) the expiration of the Over-Allotment Option and (ii) the date on which the Underwriters notify the Company and the Stockholder of their election to exercise the Over-Allotment Option.

               "Second Closing Date" shall mean the date on which the Second Closing occurs.

               "Stockholder" has the meaning set forth in the Preamble.

               "Stockholder Executives" has the meaning set forth in the Recitals.

               "Stockholder Shares" has the meaning set forth in the Recitals.

               "Underwriters" means the entities selected in accordance with
Section 3.03 to act as Underwriters for the Offering.

               "Underwriting Agreement" means the agreement to be executed among the Company, the Stockholder and the Underwriters relating to the purchase of shares of Common Stock of the Company by the Underwriters from the Stockholder in furtherance of the Offering.

ARTICLE II

                                    PURCHASE


               SECTION 2.01. The Purchase. (a) On the terms and subject to the conditions set forth in this Article II, the Company hereby agrees to purchase from Stockholder and Stockholder hereby agrees to sell and deliver to the Company, Common Stock as set forth in this Section 2.01(a). The Company shall purchase from Stockholder (i) at the First Closing 17,943,494 shares of Common Stock; in addition, the Company will make a cash payment to Stockholder in full satisfaction and extinguishment of all rights of the Stockholder Executives and the Stockholder in respect of the Options, the Bonus Shares (assuming such Bonus Shares have been vested by the Board) and, if they have been distributed, the Deferred Shares, and (ii) at the Second Closing an additional number of shares of Common Stock, which number shall not exceed 2,000,000 shares of Common Stock and is equal to the number of shares not purchased by the Underwriters pursuant to the Over-Allotment Option, and if the Deferred Shares have been distributed and were not purchased at the First Closing, a cash payment to the Stockholder shall be made in respect of the Deferred Shares. If the Deferred Shares have not been distributed prior to the Second Closing the Company shall make a cash payment to the Stockholder in respect of the Deferred Shares as soon as practicable following their distribution.

               (b) The purchase price per share (the "Purchase Price") for the shares of Common Stock purchased by the Company pursuant to Section 2.01(a) at the First Closing and (if applicable) the Second Closing shall be equal to the lower of (x) $18.90 or (y) the price at which shares of Common Stock are sold pursuant to the Offering, multiplied by 0.96.

               (c) The cash price to be paid to the Stockholder for each Option shall be the excess of the Purchase Price over the exercise price per share for such Option multiplied by the number of shares of Common Stock subject to the Option. The cash payment to be paid to Stockholder for each Bonus Share and each Deferred Share shall be the Purchase Price.

               SECTION 2.02. Expense Payment. On the terms and subject to the conditions set forth in this Article II, the Stockholder hereby agrees to pay to the Company $40 million (the "Expense Payment") in respect of direct and indirect costs and other expenses incurred and anticipated to be incurred as a result of or in connection with the transactions contemplated by this Agreement.

               SECTION 2.03. Closing. On the terms and subject to the conditions of this Article II, the First Closing and (if applicable) the Second Closing shall take place at the offices of Shearman & Sterling, 599 Lexington Avenue, at 10:00 a.m. on the First Closing Date and (if applicable) the Second Closing Date.

               SECTION 2.04. Closing Deliveries by the Stockholder. At the First Closing and (if applicable) the Second Closing the Stockholder shall deliver or cause to be delivered to the Company:

                (a) stock certificates evidencing the shares of Common Stock to be purchased in accordance with Section 2.01 duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Company and with all required stock transfer tax stamps affixed;

                (b) waivers, stock powers and/or consents, in a form reasonably satisfactory to the Company, selling, conveying or waiving, as the case may be, of any and all rights in respect of the Options, the Bonus Shares and the Deferred Shares;

                (c) the Expense Payment in US dollars by wire transfer in immediately available funds to an account designated by the Company;

                (d)  a receipt for the Purchase Price; and

                (e) the Officer's Certificate required to be delivered pursuant to Section 2.06(b).

               SECTION 2.05. Closing Deliveries by the Company. At the First Closing and (if applicable) the Second Closing the Company shall deliver to the
Stockholder:

                (a) the Purchase Price in US dollars by wire transfer in immediately available funds to an account designated by the Stockholder in writing at least two business days prior to such closing;

               (b)  a receipt for the Expense Payment; and

                (c) the Officer's Certificate required to be delivered pursuant to Section 2.06(a).

               SECTION 2.06. Conditions to the Purchase. (a) Conditions to Obligations of Stockholder. The obligations of Stockholder to sell the Common Stock to the Company, as contemplated by Section 2.01(a), shall be subject to the satisfaction or waiver of the following conditions precedent and Stockholder shall have received an Officer's Certificate from the Company certifying compliance with the conditions of clauses (i) and (ii) below:

                   (i) the representations and warranties of the Company
            contained herein shall be true and correct in all material respects on and as of the First Closing Date and (if applicable) the Second Closing Date as if made on and as of each respective date;

                   (ii) the Company shall have performed and complied in all
            material respects with all covenants and agreements required by this Agreement (including those contained in Article III) to be performed or complied with by it on or prior to the First Closing Date and (if applicable) the Second Closing Date;

                   (iii) there shall not be adopted or entered, and remaining in effect, any order, law or regulation of any court or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, the effect of which is to restrain or prohibit the transactions contemplated by this Article II; and

                   (iv) the Closing of the Offering shall have occurred
            contemporaneously with the First Closing.

               (b) Conditions to the Obligations of the Company. The obligations of the Company to purchase the Common Stock from Stockholder, as contemplated by
Section 2.01(a) of this Agreement, shall be subject to the satisfaction or waiver of the following conditions precedent and the Company shall have received an Officer's Certificate from Stockholder certifying compliance with the conditions of clauses (i) and (ii) below:

                   (i) the representations and warranties of Stockholder
            contained herein shall be true and correct in all material respects on and as of the First Closing Date and (if applicable) the Second Closing Date as if made on and as of each respective date;

                   (ii) Stockholder shall have performed and complied in all
            material respects with all covenants and agreements required by this Agreement (including those contained in Article III) to be performed or complied with by it on or prior to the First Closing Date and (if applicable) the Second Closing Date;

                   (iii) there shall not be adopted or entered, and remaining in effect, any order, law or regulation of any court or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, the effect of which is to restrain or prohibit any of the transactions contemplated by this Article II; and

                   (iv) the Closing of the Offering shall have occurred
            contemporaneously with the First Closing.

ARTICLE III

                                  REGISTRATION


               SECTION 3.01. Company Obligations. The Company shall offer shares of Common Stock held by Stockholder for sale pursuant to the Offering, and in connection therewith, the Company shall:

                (a) promptly, but in no event later than the date of this Agreement, file a registration statement on Form S-3 with the Commission (the "Registration Statement") that will include a prospectus (the "Prospectus") that will provide for the sale of up to 28,000,000 shares of Common Stock owned by the Stockholder;

                (b) use its best efforts to cause the Registration Statement to be declared effective by the Commission as soon as practicable and maintain the effectiveness of such Registration Statement for a period ending May 21, 1999 or, if earlier, until the shares of Common Stock covered by such Registration Statement have all been sold; and use its reasonable best efforts to register or qualify the shares of Common Stock covered by such Registration Statement under such other securities laws of such jurisdiction within the United States as shall be reasonably appropriate for the distribution of the shares of Common Stock covered by the Registration Statement;

                (c) upon the occurrence of any event that would cause the Registration Statement or the Prospectus contained therein (i) to contain a material misstatement or omission, or (ii) not to be effective and usable for resale of shares of Common Stock during the period required by this Agreement, the Company will file promptly an appropriate amendment to such Registration Statement, in the case of
        (c)(i), correcting any such misstatement of omission, and, in the case of either (c)(i) or (c)(ii), use its reasonable best efforts to cause such amendment to be declared effective and such Registration Statement and the related Prospectus to become usable for their intended purpose(s) as soon as practicable thereafter;

                (d) cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the 1933 Act, and to comply fully with the applicable provisions of Rules 424 and 430A under the 1933 Act in a timely manner;

                (e) make available at reasonable times for inspection by Stockholder, the Underwriters, and any attorney or accountant retained by the Underwriters, all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's officers, trustees, directors, managers and employees to supply all information in each case reasonably requested by Stockholder, any Underwriter, attorney or accountant in connection with the Registration Statement subsequent to the filing thereof and prior to its effectiveness or in connection with any amendment or supplement thereto (including the filing of any document that is to be incorporated by reference into the Registration Statement); provided, however, that all information disclosed to Stockholder, any Underwriter, attorney or accountant shall be kept confidential by such person, unless (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities,
        (ii) disclosure of such information is required by law (including any disclosure requirements pursuant to federal securities law in connection with the filing of the Registration Statement or the use of the Prospectus), (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by such person or (iv) such information becomes available to such person from a source other than the Company and to the knowledge of such person, such source is not bound by a confidentiality agreement;

                (f) promptly incorporate in the Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as may be reasonably requested by Stockholder or the Underwriters;

                (g) furnish Stockholder copies of the Registration Statement, as first filed with the Commission, and of each amendment thereto, including all documents incorporated by reference therein, if any, and all exhibits (including exhibits incorporated therein by reference, if any);

                (h) cause opinions and certificates to be prepared and delivered as are customarily delivered by the Company to underwriters in primary offerings,

                (i) agree to make available members of its senior management from time to time upon reasonable notice at such place and times as shall be reasonably requested for the purpose of conducting "roadshow" type presentations or one-on-one meetings with potential purchasers of the Common Stock;

                (j) facilitate the timely preparation and delivery of certificates representing the Common Stock to be sold; and enable such shares to be in such denominations and registered in such names as the Underwriters may request at least two business days prior to any resale made by the Underwriters; and

                (k) cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any Underwriter that is required to be retained in accordance with the rules and regulations of the NASD.

               SECTION 3.02. (a) In addition to Stockholder's obligations in
Section 2.02, all applicable underwriting discounts will be borne by the Stockholder and all reasonable direct expenses payable to third parties and incident to the Company's performance of the Offering will be paid, or reimbursed to the Company, by Stockholder, including but not limited to, and regardless of whether the Registration Statement becomes effective or the Offering occurs: (i) all registration and filing fees and reasonable expenses;
(ii) all reasonable fees and expenses of compliance with federal securities and state securities laws; (iii) all reasonable expenses of printing, engraving, messenger and delivery services and telephone; (iv) all reasonable fees and disbursements of counsel; and (v) all reasonable incremental fees and disbursements of independent certified public accountants of the Company (including the reasonable expenses of any special audit and comfort letters required by or incident to such performance). The Company will cooperate with Stockholder to monitor such expenses and will promptly provide Stockholder with an estimate of such expenses.

               (b) The Company will bear its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expenses of any annual audit.

               SECTION 3.03. Selection of Underwriters. The Common Stock shall be sold in an underwritten offering administered by J.P. Morgan & Company, Morgan Stanley Dean Witter & Co. and Lazard Freres & Co. LLC as co-lead underwriters, Donaldson Lufkin & Jenrette Securities Corporation, Merrill Lynch & Co., and Salomon Smith Barney as co-managers and such syndicate members as the Company and the Stockholder shall mutually agree upon.

               SECTION 3.04. Indemnification in the Event of Registration. In the event Common Stock held by the Stockholder is registered as contemplated by this Agreement, the Underwriting Agreement will include indemnification provisions applicable to the Stockholder substantially equivalent to the indemnification provisions included therein with respect to the Underwriters, with contribution provisions reflecting, in the case of the Stockholder, the principle of relative fault of the indemnified and indemnifying parties.

               SECTION 3.05. Further Assurances. The parties hereto agree to enter into such agreements (including an underwriting agreement substantially in the form customarily provided by the Company, provided, however, that the Underwriting Agreement will provide that the Over-Allotment Option will expire no later than May 10, 1999 or, if later, the First Closing), and make such representations and warranties, and take all such other actions as are appropriate in connection therewith in order to expedite or facilitate the disposition of the Common Stock pursuant to the Registration Statement and as contemplated by this Article III.


ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES


               SECTION 4.01. Representations and Warranties of the Company. The Company hereby represents and warrants to Stockholder as follows:

                (a) The Company is a corporation duty incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

                (b) The execution, delivery and performance of the transactions contemplated by this Agreement have been duly authorized by the Company. This Agreement has been duly executed and delivered by the Company and is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

                (c) The Common Stock held by Stockholder is duly authorized, validly issued, is fully paid and is nonassessable.

                (d) No consent, approval, authorization or order of, or registration, declaration or filing with, any governmental agency or body or any court, is required for the execution, delivery or performance by the Company of this Agreement, except as will have been duly and timely made or obtained prior to the First Closing Date and (if applicable) the Second Closing Date.

                (e) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not conflict with or violate the certificate of incorporation or by-laws of the Company or violate any of the terms and provisions of, or constitute a default under, any order, law or regulation of any court or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, or conflict with, result in a breach or violation of, or constitute a default under, any indenture, loan agreement or other material agreement or instrument binding upon the Company, except for such breaches, violations, defaults and conflicts for which legally sufficient approvals or consents will be obtained on or before the First Closing Date and (if applicable) the Second Closing Date.

               SECTION 4.02. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to the Company as follows:

                (a) Stockholder is a corporation duly organized and validly existing under the laws of Luxembourg and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

                (b) The execution, delivery and performance of this Agreement have been duly authorized by Stockholder. This Agreement has been duly executed and delivered by Stockholder and is a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

                (c) Stockholder, through its wholly owned subsidiary Taurus, owns all of the Stockholder Shares, free and clear of all Encumbrances and neither the Stockholder, Taurus nor the Stockholder Executives has taken any action to cause any Encumbrance to be placed on the Options, the Bonus Shares or the Deferred Shares, and the directors who were granted such shares have ceded ownership to Minorco.

                (d) No consent, approval, authorization or order of, or registration, declaration or filing with, any governmental agency or body or any court, is required for the execution, delivery or performance by Stockholder of this Agreement, except as will have been duly and timely made or obtained prior to the First Closing and (if applicable) the Second Closing.

                (e) The execution, delivery and performance of this Agreement by Stockholder and the consummation of the transactions contemplated hereby do not conflict with or violate the constituent documents of Stockholder or violate any of the terms and provisions of, or constitute a default under, any federal or state statute. rule, regulation or order of any order, law or regulation of any court or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, or conflict with, result in a breach or violation of, or constitute a default under, any indenture, loan agreement or other material agreement or instrument binding upon Stockholder, except for such breaches, violations, defaults and conflicts for which legally sufficient approvals or consents will be obtained on or before the First Closing and (if applicable) the Second Closing.

               SECTION 4.03. Survival. The representations and warranties contained in this Article IV shall survive until six months following the First Closing and (if applicable) the Second Closing.


ARTICLE V

                                    COVENANT


               SECTION 5.01. Covenant of the Stockholder. Any Common Stock held by the Stockholder on the record date for any meeting of shareholders of the Company, but purchased by the Company or sold in the Offering prior to the date such meeting is held, shall be voted by the Stockholder in the same manner and in the same proportion as shares held by all other shareholders of the Company are voted on matters submitted to the shareholders at such meeting.


ARTICLE VI

                                  MISCELLANEOUS

               SECTION 6.01. Communications. All communications hereunder shall be delivered, or mailed (by first-class mail, postage prepaid) addressed to:

                (a)    if to Stockholder:

                       Minorco
                       Boite Postale 185
                       L-2011 Luxembourg City
                       Luxembourg
                       Attn: Company Secretary;

               with copy to:

                       Shearman & Sterling
                       599 Lexington Avenue
                       New York, NY 10022
                       Attn: David Heleniak, Esquire

               (b)     if to the Company:

                       Engelhard Corporation
                       101 Wood Avenue
                       Iselin, New Jersey 08830
                       Attn: Arthur A. Dornbusch II, Esq.
                             Vice President and
                             General Counsel

               with copy to:

                       Cahill Gordon & Reindel
                       80 Pine Street
                       New York, New York  10005
                       Attn: Kenneth W. Orce, Esq.

               Any communication shall be deemed to have been given when delivered or, if mailed, shall be deemed to have been given three business days after having been so mailed.

               SECTION 6.02. Termination. This Agreement may be terminated by the mutual written consent of the parties, Such termination pursuant to this
Section 6.02 shall be effective upon termination, and all obligations and rights of the parties under this Agreement shall be of no force and effect except that
(i) the provisions of Section 3.02 and Section 3.04 shall survive such termination and (ii) nothing in this Agreement shall relieve any party of liability for breach of this Agreement.

               SECTION 6.03. Amendment and Waiver. (a) Any provision of this Agreement may be amended or waived if each party hereto shall agree thereto in writing.

               (b) No course of dealing between the Company and Stockholder, and no delay in exercising any rights hereunder shall imply or otherwise operate as a waiver of any rights of the Company or Stockholder.

               SECTION 6.04. Assignment; Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise by any party hereto, without the written consent of the other party hereto. This Agreement shall be binding upon, and inure to the benefit of, and be enforceable by, the Company, Stockholder and their respective permitted successors and assigns, whether or not so expressed herein or expressly assigned.

               SECTION 6.05. Governing Law. This Agreement and (unless otherwise provided) all amendments, supplements, waivers and consents relating hereto shall be governed by, and construed in accordance with, the law of the State of New York without regard to the principles of conflicts of law.

               SECTION 6.06. Severability. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

               SECTION 6.07. Headings. The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

               SECTION 6.08. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

               SECTION 6.09. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the date first above written.

                               ENGELHARD CORPORATION


                               By:      /s/ Orin R. Smith
                                   ---------------------------------------------
                                   Name:    Orin R. Smith
                                   Title:   Chairman and Chief Executive Officer


                                MINORCO


                                By:     /s/ B.L. Keisler
                                   ---------------------------------------------
                                   Name:    B.L. Keisler
                                   Title:   Senior Vice President and
                                              General Counsel

                                                                       EXHIBIT D


MINORCO REACHES AGREEMENT ON SALE OF ITS 31.8% STAKE IN ENGELHARD
CORPORATION

Minorco is pleased to announce that it has reached agreement for Engelhard Corporation to purchase approximately 18 million shares of Engelhard stock owned by Minorco, with the remainder of Minorco's 31.8% stake (approximately 28 million shares) to be sold through an underwritten public offering.

Minorco previously announced its intention to divest its interest in Engelhard prior to the combination of its businesses with those of Anglo American Corporation of South Africa Limited to form a new UK domiciled company, Anglo American plc, which is expected to occur by the end of May 1999.

Under terms of the agreement, Engelhard will purchase approximately 18 million shares at $18.90 per share of the price received by Minorco in the secondary offering less the underwriting spread, whichever is lower.

Engelhard also has agreed to purchase up to an additional two million shares if available at the end of the public offering.

Minorco's remaining stake in Engelhard, approximately 28 million shares, will be sold by means of prospectus in an underwritten public offering. Engelhard has filed a shelf registration on Form S-3.

In addition, Minorco will compensate Engelhard for the costs and expenses incurred in connection with the transaction.

Engelhard's purchase of shares and the secondary offering are expected to be completed no later than the middle of April 1999.

Minorco is an international natural resources group with operations and investments in base metals, industrial minerals, paper and packaging and agribusiness.

Luxembourg - March 2, 1999

                                      # # #

A registration statement relating to the securities to be sold by Minorco in the public offering has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Enquiries:
Colin Campbell
Minorco
+44.171.430.8509